

DEBORAH A. AMBERG
Senior Vice President,
General Counsel, and Secretary

218-723-3930
Fax: 218-723-3960
E-mail: damberg@allete.com

September 20, 2007

VIA FACSIMILE 202-772-9361

William H. Thompson, Branch Chief
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

> Re: ALLETE, Inc.
>   Form 10-K for Fiscal Year Ended December 31, 2006
>   Filed February 16, 2007
>   Form 10-Q for Fiscal Quarter Ended June 30, 2007
>   Filed July 27, 2007
>   File No. 1-3548

Dear Mr. Thompson:

We have received your letter dated September 18, 2007, and have reviewed the comments and begun the preparation of our response. As we discussed with TaTanisha Meadows on the telephone earlier today, we will be providing our response no later than October 18, 2007. We expect to file our Form 10-Q for the Fiscal Quarter Ended September 30, 2007 on or about October 26, 2007.

Please do not hesitate to contact me if you have any questions or concerns.

Sincerely,

Deborah Amberg

dlg

c: TaTanisha Meadows
      Mark Schober



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